UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 – NIRE 35.3.0015881-4

Regular and Special Shareholders’ Meeting

CALL NOTICE

The Shareholders of Telefônica Brasil S.A. (Company) are hereby called to the Regular and Special Shareholders’ Meetings to be held at 11:00 a.m. on April 23rd, 2014, at the head office, at Avenida Eng. Luiz Carlos Berrini, 1376, 20th floor, auditorium, Cidade Monções neighborhood, in the Capital of the State of São Paulo, to resolve about the following agenda:

At the Regular Shareholders’ Meeting:

1.         To examine the management’s accounts, analyze, discuss and vote on the Company´s Management Report, Financial Statements, alongside the Independent Auditors and Audit Committee’s Reports related to the fiscal year ended on December 31, 2013;

2.         To resolve on the destination of the results of the fiscal year ended on December 31, 2013.

3.         To elect the members of the Audit Committee for a new tenure.

At the Special Shareholders´ Meeting

1.            To determine the remuneration for managers and members of the Audit Committee.

2.            To deliberate on a proposal to amend the Company's Bylaws to:

2.1 Amend the articles 20 and 23 of the Bylaws, which address the specific composition and powers of the Board, respectively, to change the name of the position of the Director of Finance, Control and Investor Relations to Director of Finance, Corporate Resources and Investor Relations as well as include the competence of the Director to supervise corporate resources activities.

2.2 Amend the articles 25 and 27 of the Bylaws, which deal with the periodicity of the statements and declaration of dividends, respectively, to establish the possibility that the Company prepare balance sheets for shorter periods, in addition to the annual and quarterly financial statements, as well as declare dividends on account of profits in those statements, by deliberation of the Board of Directors.

3.            Approve the Consolidated Bylaw

GENERAL INSTRUCTIONS:

(i)  In accordance with Article 12 of the Bylaws, may only participate and vote at the Shareholders’ Meeting, the shareholders whose shares are registered in their name in the proper book, up to 72 (seventy two) hours before the date appointed for the respectives Assemblies.

(ii) In order to confer more celerity and efficiency to the work of the Shareholders’ Meeting, according to the paragraph 2nd, article 12 of the Company’s Bylaws, the corresponding powers-of-attorney for the Shareholders’ Meeting must be filed at Avenida Eng. Luiz Carlos Berrini, 1376, 28th floor, Cidade Monções neighborhood, in the Capital of the State of São Paulo (addressed to Investor Relations Officer telephone +55 11 3430.3687), on business days, from Monday to Friday, between 9:00 a.m. and 6:00 p.m. and until 11:00 a.m. on April 17, 2014. Such powers-of-attorney must have special authorities and be accompanied by certified copies of the Bylaws and by the corporate acts that prove the power of the corporate entity, as well identity card and CPF of legal representatives, and investment funds also shall submit, a certified copy of its regulation and of the bylaws and corporate acts that prove the power of the representative of the respective administrator. The documents drawn up abroad in a foreign language should be notarized, consularized, translated to Portuguese and its translations recorded in the Registry of Deeds and Documents.

(iii) Individuals Shareholders must present an identity card and CPF.

(iv) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares shall submit an abstract with the respective shareholder stake, issued by the custodian body as of April 17, 2014, including.

(v) The documents listed in Article 133 of the Corporations Law were published in Valor Econômico and Diário Oficial do Estado de São Paulo, in February, 26, 2014, and is available to shareholders, together with the other documents on the agenda, at the Company, which may also be found on the websites of the Brazilian Securities Commission - CVM (www.cvm.gov.br), BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the Company's website (www.telefonica.com.br/ir) since March 20, 2014, in accordance with the provisions of the Corporations Law and CVM Instruction no. 481/2009 .

São Paulo, March 20th, 2014.

Antonio Carlos Valente da Silva

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 20, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director